Tributary Funds, Inc.
1620 Dodge Street, Stop 1089
Omaha, NE 68197

December 3, 2018
VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Tributary Funds, Inc. – File Numbers 033-85982 and 811-08846 the ("Company")

To the Staff of the Commission:

Pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended ("1940 Act"), enclosed for filing on behalf of the Company please find: (i) a copy of the Company's Investment Company Blanket Bond No. FS 2062584 08 00 (the "Fidelity Bond") issued by Great American Insurance Company in the amount of $1,250,000; and (ii) a secretary's certificate certifying the resolutions approved by the Company's Board of Directors on August 28, 2018, approving the type, form, coverage and amount of the Fidelity Bond.
The Company paid a premium of $2,643 for the amount of the Fidelity Bond for the period from October 1, 2018, through October 1, 2019.

Respectfully submitted,

/s/Gino Malaspina
Gino Malaspina
Secretary, Tributary Funds, Inc.
Enclosures